Exhibit 2.3

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

T Stamp Inc.

T Stamp Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.                  This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on October 25, 2019 (the “Restated Certificate”).

2.                  Article IV of the Restated Certificate is hereby amended and restated in its entirely as follows:

As used in this Restated Certificate (the “Restated Certificate”), the following terms have the meanings set forth below:

“Board Composition” means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a)           the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four director(s) of the Corporation;

(b)           the stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Company, (ii) a Family Member or Personal Friend of an employee or a holder of Common Stock of the Company, or (iii) an employee of a Person Controlled by an employee or a holder of Common Stock of the Company); and

(c)           any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

“Family Member” means, with respect to any individual, such individual’s parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them. “Personal Friend” means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual’s business or professional activities. “Control” (including with correlative meaning, “Controlled by”) means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies. “Person” means any individual, corporation, partnership, limited liability company, trust or other entity.

“Original Issue Price” means $7.79 per share for the Series A Preferred Stock.

“Requisite Holders” means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

3.                  These amendments were duly adopted in accordance with the provisions of section 242 of the General Corporation Law.

4.                  All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Gareth Genner, its Chief Executive Officer and Chairman, on March 24, 2020.

/s/ Gareth Genner

Gareth N. Genner, Chief Executive Officer and

Chairman of the Board of Directors